INVESTMENT MANAGERS SERIES TRUST
235 W. Galena Street
Milwaukee, Wisconsin 53212

VIA EDGAR

October 28, 2015

Securities and Exchange Commission
100 F Street, NE
 Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust – File Nos. 333-122901 and 811-21719 (the “Registrant”) on behalf of the SilverPepper Commodity Strategies Global Macro Fund and the SilverPepper Merger Arbitrage Fund

Ladies and Gentlemen:

This letter is in response to the additional comments received from Ms. Anu Dubey of the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) by telephone on October 28, 2015 on the corresponding response letter (the “Initial Response”) filed with the Commission on October 28, 2015, with respect to the SilverPepper Commodity Strategies Global Macro Fund and the SilverPepper Merger Arbitrage Fund (the “Funds”).  Responses to all of the comments are included below and, as appropriate, will be reflected in the next Post-Effective Amendment to the Fund’s Form N-1A registration statement (the “Amendment”), which the Registrant will file with the Commission by October 29, 2015.

PROSPECTUS

SilverPepper Commodity Strategies Global Macro Fund

Principal Investment Strategies
1.	In response to comment number 7 in the Initial Response, state the Fund’s criteria for “foreign equities” see Footnote 24 to “Investment Company Name Release No. IC-24828.” Consistent with Section 35(d) and Rule 35d-1, state the criteria that the Fund uses to determine commodities futures contracts are tied economically to various countries or regions throughout the world.

Response:  Rule 35d-1 requires a fund with a name suggesting a focus on a particular geographic region to have a policy to invest, under normal circumstances, at least 80% of the value of its assets in investments that are tied economically to the particular geographic region suggested by its name. However, Rule 35d-1 specifically does not include any formulas or tests in connection with the use of "global" in a fund name.  Footnote 42 of the rule’s adopting release explains that the Commission would expect that investment companies using the terms “global” or “international” in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.  In connection with this, Investment Company Institute Memorandum 26215 regarding "SEC Staff Comments on Fund Names (35d-1)" (June 4, 2012, available at http://www.ici.org/my_ici/memorandum/memo26215), in relevant part, states: “Reviewers have been instructed to request that funds ‘expressly describe how the fund will invest its assets in investments that are tied economically to a number of countries throughout the world.”  The Registrant notes that the Fund states under Principal Investment Strategies that “Under normal market conditions, the Fund expects to primarily invest in securities and instruments that provide investment exposure to a variety of countries and regions throughout the world, including both developed and emerging markets.”  In addition, the Fund has revised the disclosure in the Principal Investment Strategies section to further describe how the Fund’s investments are tied economically to various countries throughout the world as follows:
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“Under normal market conditions, the Fund expects to primarily invest in securities and instruments that provide investment exposure to a variety of countries and regions throughout the world, including both developed and emerging markets.  For purposes of compliance of this investment policy, the Advisor and Sub-Advisor consider the Fund’s investment in foreign currencies, sovereign debt, foreign equities and futures contracts that are linked to the performance of commodities, to provide global exposure because of the global nature of the production and consumption of the commodities underlying such contracts.  In particular, the Fund may invest in foreign currencies, sovereign debt, foreign equities and futures contracts that are linked to the performance of commodities.  The commodities underlying the futures contracts in which the Fund invests are produced and consumed throughout the world.  Adverse economic, social, political or environmental conditions may affect the production and/or consumption of certain commodities in different countries or regions and, therefore, may have a significant effect on the overall value of such commodities.  As a result, the Advisor and Sub-Advisor consider futures contracts linked to the performance of commodities to be tied to the economic fortunes and risks of various countries throughout the world.  The Fund further expects that, under normal circumstances, to provide investment exposure to at least three different countries other than the U.S.”

The Registrant has added the following disclosures under Item 9 section of the Prospectus to define “foreign” equities.

“The Fund’s Advisor and Sub-Advisor consider a company to be foreign if: (i) it is organized under the laws of a foreign country or maintains its principal offices or headquarters in a foreign country; (ii) its securities are principally traded in a foreign country; or (iii) it derives at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed in a foreign country, or has at least 50% of its assets in a foreign country.”

2.	In response to comment number 19, disclosure in the Fund’s Registration Statement that “The Subsidiary complies with Section 8 of the 1940 Act governing investment policies and Section 18 of the 1940 Act governing capital structure and leverage on an aggregate basis with the Fund. The Subsidiary also complies with Section 17 of the 1940 Act governing affiliated transactions and custody.

Response:  The Registrant has added the following disclosures in the second paragraph under “INVESTMENT STRATEGIES, POLICIES AND RISKS” section of the SAI:

“The Subsidiary complies with Section 8 of the 1940 Act governing investment policies and Section 18 of the 1940 Act governing capital structure and leverage on an aggregate basis with the Fund.  The Subsidiary also complies with Section 17 of the 1940 Act governing affiliated transactions and custody.”

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The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Rita Dam (626-914-1041) should you have any questions or comments regarding the Amendment.

Sincerely,

/s/ Rita Dam
Rita Dam
Investment Managers Series Trust

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